

September 24, 2014

Via E-mail
Mr. Robert A. Bailenson
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Ave.
Hamilton HM 08 Bermuda

Re: Assured Guaranty Ltd.
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-32141

Dear Mr. Bailenson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Available Information, page 42

1. You state here that "The Company routinely posts important information for investors on its web site ... The Company uses this web site as a means of disclosing material information and for complying with its disclosure obligations under SEC Regulation FD (Fair Disclosure). Accordingly, investors should monitor the Company Statements, Investor Information and Businesses portions of the Company's web site, in addition to following the Company's press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, the Company's web site is not incorporated by reference into, and is not a part of, this report." In accordance with the above, we found that you posted separate audited fiscal year 2013 and unaudited quarterly financial statements for AGM, AGC, MAC and AG Re for each of the quarters ended March 31, 2013 through June 30, 2014 on your web site. In some cases, similar financial statements have been furnished on Forms 8-K under Items 2.02 and 9.01. Please address the following:

- Tell us why you posted these select subsidiary financial statements to your web site, and why not all of these were furnished on Forms 8-K.
- Tell us, if true, that the disclosure contained in these separate subsidiary financial statements does not contain any material information that would be significant to a readers analysis and understanding of your Forms 10-K and 10-Q.
- Tell us how the preparation of separate subsidiary financial statements is consistent with your statement on page 143 that "The chief operating decision maker manages the operations of the Company at a consolidated level. Therefore, all results of operations are reported as one segment."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Key Business Strategies, page 75

2. In the fourth paragraph of your loss mitigation disclosure on page 75 you indicate that you negotiated consensual restructurings with various obligors and that the settlements with Jefferson County, Alabama and the city of Harrisburg, Pennsylvania included your insurance of new revenue bonds issued by both municipalities. Please tell us how you accounted for the settlement under the previously existing insurance contracts and the new contracts. In your response, please summarize each settlement and explain to us how you determined the amount of revenue to allocate to the new insurance contracts and the amount of losses expected under your previously existing contracts. Reference for us the authoritative literature you relied upon to support your accounting.

Notes to Consolidated Financial Statements

Note 6: Expected Loss to be Paid
U.S. First Lien RMBS Loss Projections: Alt-A First Lien, Option ARM, Subprime and Prime, page 173
U.S. Second Lien RMBS Loss Projections: HELOCs and Closed-End Second Lien, page 176

3. In the tables on pages 175, 176 and 177 you provide summaries of the various key assumptions you used to estimate your base case expected loss estimates. Please tell us how the broad range of many of these assumptions provides useful information to investors and explain to us why providing more precise information (for example, in terms of weighted-average rates or concentrations within the ranges provided) would not be more meaningful to investors. Examples of the broad ranges provided, not intended to be a complete listing, are:
- Plateau CDR for Alt-A First Lien at December 31, 2013 of 2.8% to 18.4%;
- Initial CPR for Alt-A First Lien at December 31, 2013 of 0.0% to 34.2%;
- Plateau CDR for Option Arm at December 31, 2013 of 4.9% to 16.8%;
- Plateau CDR for HELOC at December 31, 2012 of 3.8% to 15.9%;
- Initial CPR for HELOC at December 31, 2013 of 2.7% to 21.54%;

Note 8: Fair Value Measurement
Quantitative Information About Level 3 Fair Value Inputs, page 205

4. In these tables you provide the significant unobservable inputs used to value Level 3 assets and liabilities. Please tell us how the broad range of many of these inputs for your significant Level 3 estimates for FG VIEs' assets and liabilities and credit derivative liabilities provides useful information to investors and explain to us why providing more precise information (for example, in terms of weighted-average rates or concentrations within the ranges provided) would not be more meaningful to investors. At December 31, 2013 the ranges of inputs for each of the inputs you identify for FG VIEs' assets and liabilities and credit derivative liabilities each appears sufficiently wide as to question its meaningfulness to investors.

Form 8-K Item 2.02 filed August 8, 2014
Exhibit 99.1

5. In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant